UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. 1)*

PURESPECTRUM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74624D102000
(CUSIP Number)

Tony R. Golden
1504 Macy Drive
Roswell, Georgia 30075
Tel: (770) 518-3449

Copies to:

Gregory Bartko, Esq.
Law Office of Gregory Bartko, LLC
3475 Lenox Road, Suite 400
Atlanta, Georgia 30326
Fax: (866) 342-4092
(Name, Address and Telephone Number of Persons Authorized to
Receive Notice and Communications)

February 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102 SCHEDULE 13D/A
(1) NAMES OF REPORTING PERSONS: Shareholder Development Group, LLC and Tony Golden
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): ☐ (a) ☐ (b)
(3) SEC USE ONLY:
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS): Shareholder Development Group OO – SC, Mr. Golden PF
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Shareholder Development Group, LLC is a limited liability company organized in the State of Georgia. Mr. Tony Golden is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY HELD BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER: 14,435,887
(8) SHARED VOTING POWER: 14,435,887
(9) SOLE DISPOSITION POWER: 14,435,887
(10) SHARED DISPOSITION POWER: 14,435,887
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,435,887
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%1
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO, IN

1 Percentages are based on 238,923,611 shares of Common Stock outstanding as disclosed in the Issuer’s latest Edgar filing.

 Item 1: Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on March 19, 2010 (the “Schedule 13D”), with respect to the common stock, $0.0001 par value (the "Shares") of Pure Spectrum, Inc. (the “Company” or the “Issuer”).

The name and address of the principal executive offices of the Issuer are:

Pure Spectrum, Inc.
340 Eisenhower Dr, Suite 610
Savannah, GA 31406.

Item 2: Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“To the knowledge of the reporting person(s), neither Mr. Golden nor Shareholder Development Group, nor any other person affiliated with Shareholder Development Group, has any ownership interest in the Shares of the Company, except the 14,435,887 disclosed in this 13D.”

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Mr. Golden, as the manager of Shareholder Development Group, maintains sole voting power of the 13,029,387 Shares owned by Shareholder Development Group and 300,000 Shares owned by his children of the total Shares identified in paragraph (a) of this Item 5.”

There has been no material change in Items 5 (c)-(e).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be filed as Exhibits.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2010	By:	/s/ Tony R. Golden
Tony R. Golden
Individually and as Manager of Shareholder Development Group, LLC